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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                 _______________
                            TOWER SEMICONDUCTOR LTD.
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                                (Name of Issuer)

  ORDINARY SHARES, NIS 1.00 PAR VALUE PER SHARE                    M87915100
  ---------------------------------------------                    ---------
        (Title of Class of Securities)                          (CUSIP Number)

                                 Mr. Zvi Ephrat
                                 I. Gornitzky & Co.
                             45 Rothschild Boulevard
                                 Tel-Aviv 65784
                                     Israel
                                 972-3-710-9191
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 11, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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


--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         M87915-10-0                                         13D                               Page 2 of 5
--------------------------------- ----------------------------------------------                 -----------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                 ZVI EPHRAT
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:    000000000
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                           (b) [X]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    00

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:       ISRAEL

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  0

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                   IN

---------------------- --------------------------------------------------------- ---------------------------------------------------


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This Amendment No.1 (this "Amendment") to Schedule 13D (the "Schedule 13D") is being filed on behalf of Mr. Zvi Ephrat ("Ephrat") solely to reflect a change in Ephrat's beneficial ownership of the ordinary shares, NIS 1.00 par value per share (the "Ordinary Shares") of Tower Semiconductor Ltd. ("Tower"), which terminates Ephrat's obligation to report his beneficial ownership. Pursuant to Rule 13d-2(e) of the Securities Exchange Act of 1934, as amended, this Amendment amends but does not restate the entire text of the Schedule 13D. Unless otherwise indicated, capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On January 25, 2001, Ephrat entered into a Trustee Nomination Letter pursuant to which Ephrat was nominated as a trustee with respect to a certain amount of Ordinary Shares owned by Israel Corporation Ltd. ("Israel Corporation") or by its controlled subsidiary, Hashkahon Investment Company Ltd., which subsequently changed its name to Israel Corporation Technologies (ICTech) Ltd. ("ICTech"). On March 11, 2002, Ephrat was informed by ICTech that the aggregate number of Ordinary Shares held by the Tower Investors exceeded the aggregate number of Ordinary Shares held by ICTech. Accordingly, on such date and pursuant to the Trustee Nomination Letter, Ephrat ceased to beneficially own any Ordinary Shares of Tower.

ITEM 4.  PURPOSE OF TRANSACTION.

           Effective as of January 26, 2001, Israel Corporation granted to Ephrat, as Trustee, certain rights and obligations with respect to the voting of a certain amount of the Ordinary Shares held by Israel Corporation or its controlled subsidiary, ICTech. Pursuant to the terms of the Trustee Nomination Letter, for so long as Tower were to continue to owe money to Bank Hapoalim, B.M. and Bank Leumi Le'Israel Ltd. (the "Banks") pursuant to the Facility Agreement, dated January 18, 2001, between Tower and the Banks, the number of Ordinary Shares owned by Israel Corporation in excess of the aggregate number of Ordinary Shares held by the Tower Investors from time to time (the "Excess Shares") was to be voted by Ephrat in the manner previously disclosed in the
Schedule 13D. On March 11, 2002, Ephrat was informed by ICTech that the aggregate number of Ordinary Shares held by the Tower Investors exceeded the aggregate number of Ordinary Shares held by ICTech. Accordingly, on such date and pursuant to the Trustee Nomination Letter, Ephrat ceased to be the beneficial owner of any Ordinary Shares of Tower.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) As of March 11, 2002, Ephrat does not beneficially own any securities of Tower or presently have any right to acquire any securities of Tower.

           (b) Ephrat currently has no power to vote or direct the vote of any securities of Tower. Israel Corporation has the sole power to vote or direct the vote of all the Tower Ordinary Shares held thereby or by ICTech and the sole power to dispose or to direct the disposition of all of such Ordinary Shares.

           (e) The response to Item 5(a) is repeated and incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Other than the Trustee Nomination Letter and the termination thereof described above and incorporated herein in its entirety by reference, to the knowledge of Ephrat, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ephrat and any person with respect to any securities of the Tower, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.






                                       4
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                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2003


                                                       /s/ Zvi Ephrat
                                                       -------------------------
                                                       Zvi Ephrat








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